Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Managers

Invesco PowerShares Capital Management LLC:

We consent to the incorporation by reference in the Prospectus that is a part of the Registration Statement on Form S-3 of PowerShares DB Commodity Index Tracking Fund of our report dated February 22, 2013, with respect to the statements of income and expenses, changes in shareholders’ equity, and cash flows of PowerShares DB Commodity Index Tracking Fund for the year ended December 31, 2012, which report appear in the December 31, 2014 Annual Report on Form 10-K of PowerShares DB Commodity Index Tracking Fund.

We also consent to the reference to our firm under the heading “Experts” in the above noted Prospectus filing.

/s/ KPMG LLP

New York, New York
March 27, 2015